UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company (Issuer))

Innsbruck Acquisition Corp.

A Wholly Owned Subsidiary of

Yahoo! Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ora T. Fisher, Esq.

Jamie K. Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Innsbruck Acquisition Corp., a wholly-owned subsidiary of Yahoo! Inc. (“Yahoo!”), for all of the outstanding common stock of interclick, inc. (“interclick”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo!, Purchaser and interclick.

A list of frequently asked questions and responses related to Yahoo!’s proposed acquisition of interclick distributed to Yahoo! personnel on November 1, 2011 is attached as Exhibit 99.1.

Script and related frequently asked questions and responses used by Yahoo! representatives in addressing interclick employees on November 1, 2011 is attached as Exhibit 99.2.

The text posted on the Yahoo! Yodel Anecdotal Blog at http://ycorpblog.com on November 1, 2011 announcing the transaction with interclick is attached as Exhibit 99.3.

The text posted on the Yahoo! Advertising Blog at http://www.yadvertisingblog.com on November 1, 2011 announcing the transaction with interclick is attached as Exhibit 99.4.

Email from Yahoo! to external advertiser constituencies sent on November 1, 2011 announcing the transaction with interclick is attached as Exhibit 99.5.

Additional Information

The tender offer described in this communication has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo! intends to file with the Securities and Exchange Commission (the “SEC”). In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!. interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Exhibit Index

Exhibit No.	Description
99.1	List of frequently asked questions and responses distributed to Yahoo! personnel on November 1, 2011

99.2	Script and related frequently asked questions and responses used by Yahoo! representatives in addressing interclick employees on November 1, 2011
99.3	Text posted on Yahoo! Yodel Anecdotal Blog at http://ycorpblog.com on November 1, 2011
99.4	Text posted on Yahoo! Advertising Blog at http://www.yadvertisingblog.com on November 1, 2011
99.5	Email from Yahoo! to external advertiser constituencies sent on November 1, 2011